VERO BUILDING SYSTEMS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2022, AND 2021

VERO BUILDING SYSTEMS LLC
TABLE OF CONTENTS
DECEMBER 31, 2022, AND 2021

MARTIN BROTHERS CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Vero Building Systems LLC
Shalimar, Florida

We have reviewed the accompanying financial statements of Vero Building Systems LLC (the Company), which comprise the balance sheet as of December 31, 2022, and 2021, and the related statement of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Vero Building Systems LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Martin Brothers LLC
Santa Rosa Beach, Florida
March 31, 2023

VERO BUILDING SYSTEMS LLC
BALANCE SHEETS
DECEMBER 31, 2022 and 2021

	2022	2021
Assets		
Current assets		
Cash	$ 549,133	$ 2,234,857
Total current assets	549,133	2,234,857
Property and equipment		
Machinery and equipment	3,370,746	933,600
Total property and equipment	3,370,746	933,600
Other assets		
Deposits	50,000	25,000
Total other assets	50,000	25,000
Total assets	$ 3,969,879	$ 3,193,457
Liabilities and members' equity		
Current liabilities		
Accounts payable	$ 53,717	$ -
Credit card payables	5,987	-
Accrued interest payable	80,783	-
Accrued payroll and taxes	21,784	-
Loan from shareholder	-	50,000
Note payable, current portion	1,600,000	-
Total current liabilities	1,762,271	50,000
Noncurrent liabilities		
Line of credit	1,370,712	12,000
Note payable	-	1,600,000
Total noncurrent liabilities	1,370,712	1,612,000
Total liabilities	3,132,983	1,662,000
Members' equity		
Capital contributions	1,540,000	1,540,000
Retained earnings	(703,104)	(8,543)
Total members' equity	836,896	1,531,457
Total liabilities and members' equity	$ 3,969,879	$ 3,193,457

See accompanying notes to the financial statements.

VERO BUILDING SYSTEMS LLC
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Revenue	$ -	$ -
General and administrative expenses		
Consultants	154,283	-
Advertising and marketing	262,744	-
Rents	5,027	-
Contract labor	15,912	-
Payroll, taxes and benefits	98,232	-
Legal and professional	9,460	3,000
Dues and subcriptions	17,664	-
Supplies	26,204	-
Software	8,455	-
Travel and meals	9,048	-
Bank and credit card fees	969	-
Other office and business expenses	8,504	131
	616,502	3,131
Operating income	(616,502)	(3,131)
Other income and (expense)		
Interest income	71	122
Interest expense	(78,130)	(5,534)
	(78,059)	(5,412)
Net income	(694,561)	(8,543)
Retained earnings, beginning of year	(8,543)	-
Retained earnings, end of year	$ (703,104)	$ (8,543)

See accompanying notes to the financial statements.

VERO BUILDING SYSTEMS LLC
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2022 AND 2021

	1+6A Enterprises LLC	Eagle Vision Services LLC	SoWal Ventures LLC	Total Members' Equity
Balance, January 1, 2020	$ -	$ -	$ -	$ -
Net loss	(5,724)	(1,111)	(1,709)	(8,543)
Capital contribution	1,500,000	40,000	-	1,540,000
Balance, December 31, 2021	$ 1,494,276	$ 38,889	$ (1,709)	$ 1,531,457
Net loss	(611,081)	(49,228)	(34,252)	(694,561)
Purchase/sale of member interest	(46,300)	10,339	35,961	-
Capital contribution	-	-	-	-
Balance, December 31, 2022	$ 836,896	$ -	$ -	$ 836,896

See accompanying notes to the financial statements.

VERO BUILDING SYSTEMS LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (694,561)	$ (8,543)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Deposits	(25,000)	(25,000)
Increase (decrease) in:		
Accounts payable	53,717	-
Credit cards payable	5,987	
Accrued interest payable	80,783	-
Accrued payroll and taxes	21,784	
Net cash used in operating activities	(557,290)	(33,543)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of machinery and equipment	(2,437,146)	(933,600)
Net cash used in investing activities	(2,437,146)	(933,600)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit	1,407,500	12,000
Payments on line of credit	(48,788)	-
Proceeds of notes payable	-	1,600,000
Proceeds from shareholder loan	-	50,000
Repayment of shareholder loan	(50,000)	-
Shareholder capital contributions	-	1,540,000
Net cash provided by financing activities	1,308,712	3,202,000
NET INCREASE (DECREASE) IN CASH	(1,685,724)	2,234,857
CASH, beginning of year	2,234,857	-
CASH, end of year	$ 549,133	$ 2,234,857

	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Payments for:		
Interest	$ 2,652	$ 5,534

See accompanying notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE COMPANY

Nature of Operations

Vero Building Systems, LLC (Company) is a manufacturer of building materials for the commercial and residential building industry. The Company produces polystyrene panels that serve as the base material for most all building projects. The Company was formed in the state of Florida as Monolithic Building Systems LLC in March 2021. Vero Building Systems LLC was created in August 2022 and merged with Monolithic Building Systems LLC. The Company headquarters is in Shalimar, Florida.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risk associated with changes in information technology.

The Company has incurred net losses of $694,561 and $8,543 for the years ending December 31, 2022, and 2021, respectively, and has an accumulated deficit as of December 31, 2022, and 2021 of $703,104 and $8,543, respectively; the Company also expects to incur future losses. The Company has cash available on hand and access to lines of credit such that it believes that this cash flow will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates – (continued)
Actual reports could differ from those estimates. Management periodically evaluates estimates used in preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less at acquisition as cash and cash equivalents in the accompanying balance sheet. Cash and cash equivalents are recorded at cost. As of December 31, 2022, and 2021, cash consists primarily of checking and savings deposits. The Company has deposits with financial institutions that maintained federal insurance in full for all accounts and limited coverage up to $250,000 per financial institution. The portion of the deposits in excess of this amount is not subject to such insurance and represents a credit risk to the Company.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for computers, five years for office equipment and furniture. The useful life for manufacturing equipment is ten years. Leasehold improvements are amortized over the shorter of the lease-term or the estimated useful life of the related asset. Depreciation expense has not been calculated for the years ended December 31, 2022, and 2021, as the assets have not been placed in service.

Sales and Marketing
Sales and marketing expenses consist of commissions, travel, payments to subcontractors and internet advertising costs. Costs associated with the Company's advertising are expensed as incurred and are included in sales and marketing expenses. Advertising expenses were $262,744 and $0 for the years ended December 31, 2022, and 2021, respectively.

General and Administrative
General and administrative expenses include finance administration, facility costs (including rent), professional service fees, and other general overhead costs to support operations.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company invests its excess cash in a low-risk savings account with a major financial institution.

Subsequent Events
The Company evaluated subsequent events from December 31, 2022, the date of these financial statements, through March 31, 2023, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2023. Except as described in Note 9, the Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2022, is composed of the following:

Machinery and equipment	$ 3,370,746
Total property and equipment	$ 3,370,746

Property and equipment as of December 31, 2021, is composed of the following:

Machinery and equipment	$ 933,600
Total property and equipment	$ 933,600

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease

On December 10, 2021, the Company entered into an operating lease for warehouse space. The lease is for a 36,000 square foot warehouse with a lease term of 10 years, with the option to renew for two five-year additional periods at the conclusion of the original lease. The Company paid a security deposit of $25,000 at lease signing and another $25,000 upon design approval of warehouse enhancements. Monthly rent expense for the first year of the lease is $27,750. The Company is required to pay property taxes, insurance and normal maintenance costs for these facilities, and these are estimated to be $6,000 per month during the first year of the lease. The Company will be required to pay any increases over the base year of these expenses on the remainder of the Company's facilities.

Future minimum lease payments under noncancelable operating leases as of December 31, 2022, are as follows:

Years ending December 31		
2023	$	335,498
2024		345,562
2025		355,929
2026		366,607
2027		377,605
Thereafter		1,953,020
Total minimum future lease payments	$	3,734,221

NOTE 5 – NOTES PAYABLE

Notes payable as of December 31, 2022, consists of the following:

Note with a related party originating September 2021, with quarterly interest-only payments at the Federal Open Market Committee rate, plus 1% (4.25% at September 30, 2022). The note is secured by machinery and equipment and matures September 2023.	$	1,600,000
Less current maturities		-
	$	1,600,000

The Company will be required to repay the following principal amounts in connection with its debt obligations:

December 31, 2023	$	1,600,000
December 31, 2024		-
December 31, 2024		-
December 31, 2025		-
December 31, 2026		-
Thereafter		479,500
	$	2,079,500

Notes payable as of December 31, 2021, consists of the following:

Note with a related party originating September 2021, with quarterly interest-only payments at the Federal Open Market Committee rate, plus 1% (1.25% at September 30, 2021). The note is secured by machinery and equipment and matures September 2023.	$	1,600,000
Less current maturities		-
	$	1,600,000

Interest on the above note payable was $52,200 and $5,000 for the years ending December 31, 2022, and 2021, respectively.

NOTE 6 – LINE OF CREDIT

The Company signed a revolving line of credit agreement in September 2022 with a related party up to a maximum principal amount of $2,000,000. Interest only payments on the unpaid principal amount are due annually, in arrears, commencing September 30, 2023, at a rate of 6%. The line of credit matures September 30, 2030. The balance of the note on December 31, 2022, and 2021, was $1,370,712 and $12,000, respectively. Interest on the line of credit for the years ending December 31, 2022, and 2021, was $23,582 and $165, respectively.

NOTE 7 – EQUITY CHANGES

The Company was created as Monolithic Building Systems LLC in March 2021, with three individual members. Two of the members sold their interest to the third member in April and July 2021, respectively. In August 2022, Vero Building Systems LLC was created and merged with Monolithic Building Systems LLC, with Vero Building Systems LLC surviving.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company's sole member also provided financing to the Company as described in Notes 5 and 6.

NOTE 9 – SUBSEQUENT EVENTS

Litigation
The Company is involved in a lawsuit as a defendant and counter-plaintiff regarding the lease disclosed in Note 4. In January 2023, the lessor filed a complaint against the Company for breach of contract. The plaintiff alleges breach of contract against the Company for not honoring the terms of the lease whereby the Company notified the lessor in September 2022 that it would not be occupying the subject property. However, the facility which is the subject of the lease has not been constructed to date and the Company has incurred additional delays and costs to obtain other manufacturing facilities. The Company filed a motion of defense and counterclaim against the lessor in March 2023. In the countersuit, the Company is seeking judgment for the $50,000 lease deposit, attorney fees and damages. No additional proceedings have occurred as of the date of this report.

Lease
In February 2023, the Company entered into a five-year industrial building lease for property in central Florida. The lease commenced February 1, 2023, and expires March 31, 2028. The lease is for a 50,000-plus square foot building in which the Company will house its manufacturing operations. The lease terms require the Company to obtain a letter of credit from a bank in which the lessor would be able to draw on were the Company not be able to fulfill its lease obligation. In addition to monthly rent, the Company is also required to pay the operating expenses of the subject building of the lease, which is estimated to be $11,577 per month.

Lease obligations for the following five years are as follows:

2023	$474,687
2024	493,675
2025	513,422
2026	533,959
2027	555,317
Thereafter	96,254
	$2,667,314

NOTE 9 – SUBSEQUENT EVENTS – (CONTINUED)

Additional Financing

Member Financing

The Company drew on its line of credit (described in NOTE 6) with its sole member, 1 + 6A LLC, for an additional $1,000,000 in January 2023. The draw on the note increased the note balance to $2,370,712; all other note terms remain the same. The purpose of the additional draw was to satisfy the terms of the letter of credit, described below.

Standby Letter of Credit

The Company obtained an irrevocable standby letter of credit of $1,000,000 in January 2023 from a banking institution. The terms of the financing are for one year and may be extended in one year increments, but in no event, beyond May 31, 2028. The purpose of the letter of credit is to secure a new lease, described above. To obtain the letter of credit, the Company was required to deposit $1,000,000 with the bank that provided the letter of credit.

The scheduled available amount of the letter of credit is as follows:

From issue date through 1 year	$1,000,000
From issue date through 2 years	800,000
From issue date through 3 years	600,000
From issue date through 4 years	400,000
From issue date through 5 years	200,000